1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 11, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/05/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2011/04/12: Announcement of participation in the construction of Southeast Japan Cable (SJC) on behalf of Donghwa Telecom, subsidiary of Chunghwa Telecom

2. Announcement on 2011/04/21: Chunghwa Telecom holds investor conference call for the first quarter of 2011 operation results

3. Announcement on 2011/04/21: Announcement of investment in Mainland China on behalf of Chunghwa Investment, a subsidiary of Chunghwa Telecom

4. Announcement on 2011/04/21: Announcement of investment in Mainland China on behalf of Chunghwa Investment, a subsidiary of Chunghwa Telecom

5. Announcement on 2011/04/21: To announce the differences between ROC GAAP and US GAAP for 2010 financial statements

6. Announcement on 2011/04/26: To announce Board’s major resolutions

7. Announcement on 2011/04/26: Supplementary announcement regarding the Company’s 2011 annual general meeting

8. Announcement on 2011/04/27: To announce the acquisition of PIMCO Total Return Bond Fund

9. Announcement on 2011/04/28: To announce the differences between ROC GAAP and US GAAP for the first quarter of 2011 financial statements

10. Announcement on 2011/05/06: To announce the acquisition of Mai-Liao Power Corporation Bonds

11. Announcement on 2011/05/09: Chunghwa Telecom signed C&MA of CSCN Cable

12. Announcement on 2011/05/10: The Company announces its unaudited revenue for April 2011

13. Announcement on 2011/05/10: April 2011 sales

EXHIBIT 1

Chunghwa Telecom to attend investor conference

Date of events: 2011/04/12

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Participating in the construction of SJC consortium.

2. Date of the occurrence of the event: 2011/04/12~2011/04/12

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: US$36 million~ US$40 million.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.; Tyco Electronics Subsea Communications LLC and NEC Corporation; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with Construction & Maintenance Agreement (C&MA) and Supply Contract; the board of Donghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: For operational purpose

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 2

Chunghwa Telecom holds investor conference call for the first quarter of 2011 operation results

Date of events: 2011/04/21

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/04/28

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Teleconference

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir at 4:30pm Taipei Time Apr. 28, 2011.

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 3

Announcement of investment in Mainland China on behalf of Chunghwa Investment, a subsidiary of Chunghwa Telecom

Date of events: 2011/04/21

Contents:

1. Date of occurrence of the event: 2011/04/21

2. Method of the present increase (decrease) in investment: Chunghwa Investment Co., Ltd participated in the fund raising by Aide Energy (Cayman) Holding Co., Ltd., which holds the shares of Jiangsu Aide Solar Energy Technology Co., Ltd.

3. Transaction volume, price per unit, and total monetary amount of the transaction: Not exceed 1,250,000 shares, NT$38 per share, Not exceed NT$47,500,000.

4. Company name of the invested mainland Chinese company: Jiangsu Aide Solar Energy Technology Co., Ltd.

5. Paid-in capital of said invested mainland Chinese company: RMB354,886,400

6. Amount of new capital increment currently planned by said invested mainland Chinese company: N/A

7. Main business items of said invested mainland Chinese company: Solar cell and solar module.

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinions

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB499,690,680.

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: US$10,147,000

11. Amount of actual investment to date in said invested mainland Chinese company: 0

12. Counterparty to the transaction and its relationship to the Company: None

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Pay by 2011/6/30, monetary amount not exceed NTD47,500,000. There are no other restrictive covenants.

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Negotiation by the two parties, Base on NPV and P/E method, according to the resolution the board of directors.

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD2,500,000

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 3.61%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.24%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 3.21%

25. Total amount of actual investment in the mainland China area to date: RMB2,940,000

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.7%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.62%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.63%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: 2008:0, 2009:0, 2010:NT$-5,743,760.

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: 2008:0, 2009:0, 2010:0

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32. Any other matters that need to be specified: None

EXHIBIT 4

Announcement of investment in Mainland China on behalf of Chunghwa Investment, a subsidiary of Chunghwa Telecom

Date of events: 2011/04/21

Contents:

1. Date of occurrence of the event: 2011/04/21

2. Method of the present increase (decrease) in investment: Chunghwa Investment Co., Ltd invested in Mediopro Technology Limited (BVI), which holds shares of Mediopro technology (Beijing) Limited , a Chinese company.

3. Transaction volume, price per unit, and total monetary amount of the transaction: Not exceed US$2,000,000.

4. Company name of the invested mainland Chinese company: Mediopro Technology (Beijing) Limited.

5. Paid-in capital of said invested mainland Chinese company: RMB40,222,176.84

6. Amount of new capital increment currently planned by said invested mainland Chinese company: US$20,000,000 (tentative)

7. Main business items of said invested mainland Chinese company: Software/Hardware development; Website design & producing; providing advertising consultation, and technology consultation and services.

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinions

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB21,821,022.45.

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB-2,752,784.50

11. Amount of actual investment to date in said invested mainland Chinese company: 0

12. Counterparty to the transaction and its relationship to the Company: None

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Subject to the approval of The Investment Commission of the Ministry of Economic Affairs.

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Board meeting

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$2,500,000

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 3.61%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.24%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 3.21%

25. Total amount of actual investment in the mainland China area to date: RMB2,940,000

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.7%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.62%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.63%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: 2008:0, 2009:0, 2010: NT$-5,743,760

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: 2008:0, 2009:0, 2010:0

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32. Any other matters that need to be specified: Unit price to be determined

EXHIBIT 5

To announce the differences between ROC GAAP and US GAAP for 2010 financial statements

Date of events: 2011/04/20

Contents:

1. Date of occurrence of the event: 2011/04/20

2. Cause of occurrence: To announce the differences between ROC GAAP and US GAAP for 2010 financial statements.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported its consolidated net income of NT$48,558,299 thousand, earnings per share of NT$4.91 for the year of 2010, total assets of NT$454,310,732 thousand, total liabilities of NT$85,707,618 thousand, and total shareholders’ equity of NT$368,603,114 thousand as of December 31, 2010.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported its consolidated net income of NT$49,191 million, earnings per share of NT$4.98 for year 2010, total assets of NT$390,504 million, total liabilities of NT$94,362 million, and total shareholders’ equity of NT$296,142 million as of December 31, 2010.

(3) The differences in the consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains and losses on sale of fixed assets, and provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are made in accordance with financial statements based on ROC GAAP.

EXHIBIT 6

To announce Board’s major resolutions

Date of events: 2011/04/26

Contents:

1. Date of occurrence of the event: 2011/04/26

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Board approved Chi-Mau Sheih to serve a concurrent post as the chairman of Light Era Development Co., Ltd. and Chung-Kuang Chen to serve a concurrent post as the President of the company.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

Supplementary announcement regarding the Company’s 2011 annual general meeting

Date of events: 2011/04/26

Contents:

1. Date of the board of directors resolution: 2011/04/26

2. Date for convening the shareholders’ meeting: 2011/06/24

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4. Cause or subjects for convening the meeting:

(1) Reports:

a. The Company’s 2010 business report

b. 2010 supervisors’ audit report concerning the Company’s 2010 financial statements

c. Report of enacting Ethical Corporate Management Best Practice Principles

d. Report of amendment of Code of Ethics

(2) Issues to be ratified by shareholders:

a. Ratification of 2010 business report and financial statements

b. Ratification of the proposal for the distribution of 2010 earnings

(3) Other business and special motions

5. Book closure starting date: 2011/04/26

6. Book closure ending date: 2011/06/24

7. Any other matters that need to be specified: None

EXHIBIT 8

To announce the acquisition of PIMCO Total Return Bond Fund

Date of events: 2011/04/27

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PIMCO Total Return Bond Fund

2. Date of occurrence of the event: 2010/04/28~2011/04/27

3. Volume, unit price, and total monetary amount of the transaction: Volume: approximate 476,332.77 units; Unit price: approximate US$22.76 ~US$23.62; Total monetary amount of the transaction: NT$331,524,000 (US$11,000,000).

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Allianz Global Investors Hong Kong Limited; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment in full; Restrictive covenants in the contract, and other important stipulations: None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Volume: approximate 476,332.77 units; Amount: NT$331,524,000 (US$11,000,000); Shareholding percentage: 0.06%; Status of any restriction of rights (e.g. pledges): None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.59% of total assets; 6.82% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$39,620,535 thousand.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: Average acquisition unit price is approximate US$23.09 (NT$696)

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: Due to the NAV of fund on trade day is yet available, therefore, this announcement is depending on the latest NAV notified by the asset management company to calculate.

EXHIBIT 9

To announce the differences between ROC GAAP and US GAAP for the first quarter of 2011 financial statements

Date of events: 2011/04/28

Contents:

1. Date of occurrence of the event: 2011/04/28

2. Cause of occurrence: To announce the differences for the first quarter of 2011 financial statements between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and Subsidiaries (or the “Company”) reported consolidated net income of NT$12,117,430 thousand, earnings per share of NT$1.50 for the first quarter of 2011, and consolidated shareholders’ equity of NT$380,833,931 thousand as of March 31, 2011.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$11,310 million, earnings per share of NT$1.41 for the first quarter of 2011 and consolidated shareholders’ equity of NT$307,603 million as of March 31, 2011.

(3) The differences in consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from the depreciation expenses and the provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and shareholders’ equity are made in accordance with financial statements based on ROC GAAP.

EXHIBIT 10

To announce the acquisition of Mai-Liao Power Corporation Bonds

Date of events: 2011/05/06

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): MLPC 1st Unsecured Corporate Bonds Issue in 2008 (Code: B93259)

2. Date of occurrence of the event: 2011/05/06~2011/05/06

3. Volume, unit price, and total monetary amount of the transaction: Total amount of the transaction: NT$305,735,786.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Capital Securities; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: cash payment; Restrictive covenants in the contract and other important stipulations: None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the negotiated price; The price was based on the market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Volume: N/A; Amount: denomination NT$500,000,000; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.04% of total assets; 6.98% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$54,212,611,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$21.5

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 11

Chunghwa Telecom signed C&MA of CSCN Cable

Date of events: 2011/05/09

Contents:

1. Date of occurrence of the event: 2011/05/09

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom signed the construction and maintenance agreement (C&MA) for Cross Strait Cable Network (CSCN) submarine cable with China Telecom, China Unicom and China Mobile. The CSCN will be constructed after receiving the approval of construction plan of the cable from the National Communications Commission (NCC).

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 12

The Company announces its unaudited revenue for April 2011

Date of events: 2011/05/10

Contents:

1. Date of occurrence of the event: 2011/05/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 2.2% year-over-year increase in total revenue to NT$16.02 billion in April 2011. Operating income decreased by 4.8% year-over-year to NT$5.11billion, net income increased by 3.3% year-over-year to NT$4.57 billion, and EPS rose by 28.3% to NT$0.59. The revenue increase was primarily attributable to the rise in local fixed line revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators, as well as to the growth in mobile value added services and broadband access service, which offset the impact of the pricing right shift on mobile revenue and the mandated tariff reduction. The decrease in operating income was primarily due to the rise in interconnection and transition fees resulting from the pricing right shift. The increase in net income was primarily due to the completion of the land development project by subsidiary Light Era and the accompanying recognition of a proportion of sales as revenue, which resulted in a rise in net equity in earnings of equity method investees and a net gain on disposal of property. The reduction in the corporate income tax rate from 20% to 17% also contributed to the rise in net income. The increase in EPS was mainly due to the rise in net income and the capital reduction in January 2011, which decreased the number of weighted average outstanding shares.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Chunghwa Telecom

May 10, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Apr 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%

Apr	Invoice amount	16,652,778	17,079,900	(-) 427,122	(-) 2.50%

Jan-Apr	Invoice amount	61,844,064	67,623,682	(-) 5,779,618	(-) 8.55%

Apr	Net sales	16,017,661	15,668,886	(+) 348,775	(+) 2.23%

Jan-Apr	Net sales	63,601,821	61,186,723	(+) 2,415,098	(+) 3.95%

b	Trading purpose: None